Exhibit 99.8

Grant Thornton LLP

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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited (the “Company”) for the year ended December 31, 2021 (collectively, the “Annual Report”) of our report, dated March 25, 2021, relating to the consolidated financial statements, which appears in Exhibit 99.3 filed in the Annual Report. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form of the Company dated March 31, 2022, which is filed as Exhibit 99.1 to the Annual Report.

Date: March 31, 2022	/s/ Grant Thornton LLP
Vancouver, Canada	Grant Thornton LLP Chartered Professional Accountants

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